FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 February 2012

GRUPO FINANCIERO HSBC, S.A. DE C.V.
2011 FINANCIAL RESULTS - HIGHLIGHTS

·
Net income before taxes for the year ended 31 December 2011 was MXN3,214m, an increase of MXN856m or 36.3% compared with MXN2,358m for 2010. The 2011 results were affected by restructuring of our regional and country support functions. Excluding the effect of these charges, net income before taxes was MXN4,723m, up by MXN2,297m or 94.7% compared with 2010.

·
Net income for the year ended 31 December 2011 was MXN2,510m, an increase of MXN391m or 18.5% compared with MXN2,119m for 2010. Excluding the effect of the restructuring charges, net income was MXN3,566m, up MXN1,400m or 64.6% compared with 2010.

·	Total operating income, net of loan impairment charges, for the year ended 31 December 2011 was MXN28,813m, an increase of MXN3,361m or 13.2% compared with MXN25,452m for 2010.

·	Loan impairment charges for the year ended 31 December 2011 were MXN6,737m, a decrease of MXN2,547m or 27.4% compared with MXN9,284m for 2010.

·
Net loans and advances to customers were MXN176.7bn at 31 December 2011, an increase of MXN14.6bn or 9.0% compared with MXN162.1bn at 31 December 2010. Total impaired loans as a percentage of gross loans and advances improved to 2.7% compared with 3.1% at 31 December 2010. The coverage ratio (allowance for loan losses divided by impaired loans) was 214.5% compared with 174.0% at 31 December 2010.

·	At 31 December 2011, deposits were MXN297.4bn, an increase of MXN44.2bn or 17.5% compared with MXN253.2bn at 31 December 2010.

·	Return on equity was 5.2% for the year ended 31 December 2011 compared with 4.4% for 2010.

·	At 31 December 2011, the bank's capital adequacy ratio was 15.3% and the tier 1 capital ratio was 11.7% compared with 14.5% and 11.2% respectively at 31 December 2010.

·
From the first quarter of 2011, regulatory requirements issued by the Comisión Nacional Bancaria y de Valores (CNBV) require financial figures for both the insurance and bond companies, HSBC Seguros and Fianzas Mexico respectively, to be presented on a consolidated basis. As a result, 2010 annual results have been re-stated to be comparable with the same period of 2011.

·	The sale of HSBC Afore, S.A. de C.V. to Principal Financial Group, S.A. de C.V. was successfully completed in August 2011.

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the quarter ended 31 December 2011) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

Mexico's economy grew in 2011, although export growth moderated at the end of the year on the back of lower external demand. By contrast, domestic demand continued to strengthen, reflecting the greater availability of credit, growth in wages and a steady reduction in unemployment. The annual rate of CPI inflation rose at the end of 2011, to 3.8% due to a rebound in some agricultural prices and exchange rate depreciation. The Central Bank of Mexico maintained its policy rate at 4.5% throughout the year.

For the year ended 31 December 2011, Grupo Financiero HSBC's net income was MXN2,510m, an increase of MXN391m or 18.5% compared with 2010. Improved net income was mainly driven by higher trading income, increased other operating income and lower impairment charges, partially offset by lower net fee income and an increase in administrative expenses.

Net interest income was MXN21,495m, a decrease of MXN9m compared with 2010. This reduction was mainly a consequence of higher funding costs and a contraction in interest rate spreads, which were offset by higher insurance earned premiums and increased loan portfolio balances.

Loan impairment charges were MXN6,737m, a decline of MXN2,547m or 27.4% compared with 2010. This reflects the strategic reduction of the higher risk sections of the credit card portfolio, as well as improvements to both the collection and credit quality of the portfolio following targeted sales campaigns and enhanced pre-screening of new customers.

Net fee income was MXN5,995m, a decrease of MXN476m or 7.4% compared with  2010. This reduction was mainly as a consequence of lower credit card portfolio volumes and decreased fee income from account services and ATMtransactions . Regulatory changes effective since the beginning of 2011 impacted fee income by limiting the fees that can be charged for ATM transactions and customer deposit services.

Trading income was MXN3,272m, an increase of MXN449m or 15.9% compared with the same period of 2010. Higher trading income was due to the completion of a small number of individually large derivative transactions with clients of Global Banking & Markets and the sale of an equity investment in the first quarter of 2011, partially offset by lower foreign exchange and debt trading results.

Other operating income was MXN4,788m, an increase of MXN850m or 21.6% compared with 2010. This increase is driven by recoveries of taxes paid in previous years, the gain on the sale and leaseback of certain branches in the network, the sale of HSBC Afore and lower operational losses recognised during the year.

Administrative and personnel expenses were MXN25,562m, an increase of MXN2,449m or 10.6% compared with 2010. This increase is mainly driven by the consolidation of our branch network and restructuring of our regional and country support functions. Excluding the effect of the restructuring charges, the increase in expenses would have been MXN1,008m or 4.4% compared with 2010.

The performance of all subsidiaries contributed positively to Grupo Financiero HSBC's results, particularly HSBC Seguros, which reported a net profit of MXN1,496m for the year ended 31 December 2011, up 21.4% compared with 2010. The higher results reported by HSBC Seguros were driven by increased product sales, mainly in life products, contributing to a 9.3% increase in total earned premiums, coupled with lower operating expenses. Additionally, the claims ratio decreased to 24.6% from 31.8% in 2010.

Net loans and advances to customers increased MXN14.6bn or 9.0% to MXN176.7bn at 31 December 2011 compared with 31 December 2010, mainly driven by growth in both the commercial and consumer portfolios. Commercial portfolio growth is mainly due to higher lending to corporate clients and MME's, while consumer portfolio growth was mainly driven by increased payroll and personal loans.

At 31 December 2011, total impaired loans decreased by 4.9% to MXN5.1bn compared with 31 December 2010, mainly as a result of a reduction in impaired consumer and mortgage loans, reflecting tightened underwriting standards, improved collection procedures and an overall improvement in the credit environment. This was partially offset by an increase in impaired commercial loans. Total impaired loans as a percentage of total loans and advances to customers improved to 2.7% compared with 3.1% reported at 31 December 2010.

Total loan loss allowances at 31 December 2011 were MXN10.9bn, an increase of MXN1.6m or 17.3% compared with 31 December 2010. The total coverage ratio (allowance for loan losses divided by impaired loans) was 214.5% at 31 December 2011 compared with 174.0% at 31 December 2010.

Total deposits were MXN297.4bn at 31 December 2011, an increase of MXN44.2bn or 17.5% compared with 31 December 2010. This is the result of increased sales efforts and targeted promotions particularly for 'Inversion diaria', 'Inversion Express' and 'Premier' deposit products, as well as increases in payroll and commercial deposits.

At 31 December 2011, the bank's capital adequacy ratio was 15.3% compared with 14.5% at 31 December 2010. The tier 1 capital ratio was 11.7% compared with 11.2% at 31 December 2010.

In December 2011, Grupo Financiero HSBC paid a dividend of MXN2,500m representing MXN0.97 per share.

Business highlights

Retail Banking and Wealth Management (RBWM)

RBWM reported deposit and loan growth in 2011, and continues to benefit from a general improvement in credit quality of the portfolios. Customer lending increased driven mainly by payroll and personal loans, as a result of a strong emphasis placed on targeted sales. Deposits grew strongly in 2011 achieving double digit growth.

In our wealth management business, our Premier customer base has been reviewed and aligned with the HSBC Global Premier qualifying requirements, allowing our personal relationship managers to provide improved services.

Commercial Banking

During 2011, Commercial Banking achieved an increase in both customer deposits and loans compared with 2010.

During the year we recruited additional relationship managers to support business growth, particularly from the increasing number of businesses with international banking requirements as well as from business banking and mid market customers.

Aligned with our strategy to strengthen our international presence, we have reinforced our Trade and Supply Chain team through the creation of a dedicated Client Service team.

Global Banking and Markets

Total Global Markets revenues were particularly strong in trading. Balance sheet management continues to be the significant contributor.

In the Debt Capital Markets business, Grupo Financiero HSBC consolidated its position as a leading underwriter in Mexico, maintaining its second place in the local debt capital market league tables. During 2011, we placed and participated in significant bond issuances including United Mexican States (UMS), CEMEX, Ideal, Santander, INFONAVIT, Bancomext, Alsea, Gas Natural, Interacciones, Scotiabank, Cadena Mexicana de Exhibición, ICA, PEMEX, VolksWagen Bank, ARCA and Inbursa.

In 2011, we were granted with a license to operate and set-up an equity derivatives platform, supporting growth and development in Global Markets.

The Project and Export Finance Business reported strong performance, executing transactions worth MXN8,305m (approximately US$570m). Also during the year, two mergers and acquisitions deals were executed (Petrotemex and Arca-Contal).

Sale of HSBC Afore to Principal Financial Group

On 11 April 2011, Grupo Financiero HSBC signed an agreement to sell HSBC Afore, S.A. de C.V., its pension funds management business, to Principal Financial Group, S.A. de C.V. ('Principal') for a cash consideration of MXN2,360m (approximately US$198m). This sale transaction was successfully completed in August 2011.

Grupo Financiero HSBC 2011 financial results as reported to HSBC Holdings plc, our ultimate parent company, under International Financial Reporting Standards (IFRS)

For the year ended 31 December 2011, on an IFRS basis, Grupo Financiero HSBC reported pre-tax profits of MXN7,978m, an increase of MXN2,684m or 50.7% compared with MXN5,294m in 2010. The 2011 results were affected by restructuring of our regional and country support functions. Excluding the effect of these charges, net income before taxes would have been MXN9,487m, up by MXN4,125m or 76.9% compared with 2010.

The lower profit reported under Mexican GAAP is largely due to lower loan impairment charges under IFRS as result of the different provisioning methodologies and the amount recognised as profit on the sale of the pension funds management business (Afore). The goodwill allocated under IFRS on the disposal of Afore is based on the goodwill held in the Grupo Financiero HSBC legal entity, but allocated on the HSBC Group cash generating unit basis. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

About HSBC

Grupo Financiero HSBC, is one of the leading financial groups in Mexico with 1,067 branches, 6,195 ATMs, approximately eight and a half million total customer accounts and approximately 19,000 employees. For more information, visit www.hsbc.com.mx.

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa and with assets of US$2,556bn at 31 December 2011, HSBC is one of the world's largest banking and financial services organisations.

For further information contact:

London
Brendan McNamara	Alastair Brown
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7991 0655	Telephone: +44 (0)20 7992 1938

Mexico City
Lyssette Bravo	Yordana Aparicio
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 5192

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec	31 Dec
	2011	2010	2011	2010
Assets

Cash and deposits in banks	51,224	48,804	51,224	48,801

Margin accounts	27	42	27	42

Investment in securities	177,700	155,257	161,747	139,540
Trading securities	51,089	44,160	43,313	36,548
Available-for-sale securities	111,164	95,683	111,164	95,315
Held to maturity securities	15,447	15,414	7,270	7,677

Repurchase agreements	5,749	1,856	5,749	1,856

Derivative transactions	42,906	28,205	42,906	28,205

Performing loans
Commercial loans	101,012	85,847	101,012	85,847
Loans to financial intermediaries	8,268	7,921	8,268	7,921
Consumer loans	29,302	26,665	29,302	26,665
Mortgage loans	18,058	17,557	18,058	17,557
Loans to government entities	25,916	28,087	25,916	28,087
Total performing loans	182,556	166,077	182,556	166,077
Impaired loans
Commercial loans	2,027	1,669	2,027	1,669
Consumer loans	1,234	1,574	1,234	1,574
Mortgage loans	1,821	2,101	1,821	2,101
Total impaired loans	5,082	5,344	5,082	5,344
Gross loans and advances to customers	187,638	171,421	187,638	171,421
Allowance for loan losses	(10,900)	(9,296)	(10,900)	(9,296)
Net loans and advances to customers	176,738	162,125	176,738	162,125
Premium receivables	267	270	-	-
Accounts receivables from reinsurers and rebonding companies	314	555	-	-
Other accounts receivable	29,287	25,232	29,335	25,393
Foreclosed assets	207	162	203	162
Property, furniture and equipment, net	8,080	9,073	8,080	9,069
Long-term investments in equity securities	221	203	138	123
Disposal groups held for sale	-	2,422	-	-
Deferred taxes	6,504	5,292	6,409	5,318
Goodwill	1,218	1,218	-	-
Other assets, deferred charges and intangibles	4,079	5,332	3,506	4,753
Total assets	504,521	446,048	486,062	425,387

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec	31 Dec
	2011	2010	2011	2010
Liabilities
Deposits	297,428	253,247	298,119	253,613
Demand deposits	172,105	149,989	172,797	150,355
Time deposits	121,080	99,015	121,079	99,015
Money market instruments	4,243	4,243	4,243	4,243

Bank deposits and other liabilities	32,536	21,931	32,536	21,931
On demand	5,866	3,776	5,866	3,776
Short-term	24,923	16,630	24,923	16,630
Long-term	1,747	1,525	1,747	1,525

Repurchase agreements	9,327	29,911	15,373	34,868
Stock lending	4	-	4	-
Settlement accounts	-	2,359	-	2,359
Collateral sold	17,704	11,784	11,658	6,827
Derivative transactions	43,296	30,545	43,296	30,545
Technical reserves	11,083	10,553	-	-
Reinsurers	49	197	-	-
Other payable accounts	35,873	25,235	34,572	26,303
Income tax	1,780	1,229	795	654
Contributions for future capital increases	-	-	-	2,013
Sundry creditors and other accounts Payable	34,093	24,006	33,777	23,636

Subordinated debentures outstanding	10,488	10,007	10,488	10,007

Deferred taxes	554	766	520	730

Total liabilities	458,342	396,535	446,566	387,183

Equity
Paid in capital	32,673	32,673	27,618	25,605
Capital stock	5,111	5,111	5,261	5,087
Additional paid in capital	27,562	27,562	22,357	20,518

Other reserves	13,495	16,830	11,875	12,596
Capital reserves	1,832	1,726	11,057	12,437
Retained earnings	8,849	13,058	(202)	-
Result from the valuation of available-for-sale securities	547	140	547	(48)
Result from cash flow hedging transactions	(243)	(213)	(243)	(213)
Net income	2,510	2,119	716	420
Minority interest in capital	11	10	3	3
Total equity	46,179	49,513	39,496	38,204
Total liabilities and equity	504,521	446,048	486,062	425,387

	GROUP			BANK
Figures in MXN millions	31 Dec	31 Dec		31 Dec	31 Dec
	2011	2010		2011	2010
Memorandum Accounts	2,783,257	2,586,456		2,671,966	2,470,038

Third party accounts	95,944	80,097		47,018	43,351
Clients current accounts	13	(2)		-	-
Custody operations	35,328	25,396	.	-	-
Transactions on behalf of clients	13,585	11,352		-	-
Third party investment banking operations, net	47,018	43,351		47,018	43,351

Proprietary position	2,687,313	2,506,359		2,624,948	2,426,687
Guarantees granted	14	21		14	21
Contingent assets and liabilities	-	116		-	116
Irrevocable lines of credit granted	22,425	16,201		22,425	16,201
Goods in trust or mandate	328,375	293,814		328,375	293,814
Goods in custody or under administration	256,883	251,394		251,772	246,284
Collateral received by the institution	54,796	13,370		54,796	13,370
Collateral received and sold or delivered as guarantee	53,869	15,143		47,829	10,182
Values in deposit	53	53		-	-
Suspended interest on impaired loans	236	254		236	254
Recovery guarantees for issued bonds	35,383	48,011		-	-
Paid claims	61	13		-	-
Cancelled claims	24	17		-	-
Claims recoveries	1	-		-	-
Responsibilities from bonds in force	3,552	3,591		-	-
Other control accounts	1,931,641	1,864,361		1,919,501	1,846,445

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec	31 Dec
	2011	2010	2011	2010
Interest income	30,535	28,663	29,741	28,018
Interest expense	(10,172)	(8,096)	(10,190)	(8,092)

Earned premiums	2,990	2,740	-	-
Increase in technical reserves	(507)	(380)	-	-
Claims	(1,351)	(1,423)	-	-

Net interest income	21,495	21,504	19,551	19,926

Loan impairment charges	(6,737)	(9,284)	(6,737)	(9,284)
Risk-adjusted net interest income	14,758	12,220	12,814	10,642

Fees and commissions receivable	8,040	8,727	7,650	8,360

Fees payable	(2,045)	(2,256)	(1,449)	(1,429)

Trading income	3,272	2,823	2,620	2,220

Other operating income	4,788	3,938	5,115	4,405

Total operating income	28,813	25,452	26,750	24,198

Administrative and personnel expenses	(25,562)	(23,113)	(25,892)	(23,685)

Net operating income	3,251	2,339	858	513

Undistributed income from subsidiaries	(37)	19	(41)	13

Net income before taxes	3,214	2,358	817	526
Income tax	(2,390)	(1,661)	(1,413)	(1,092)
Deferred income tax	1,326	996	1,311	981
Net income before discontinued operations	2,150	1,693	715	415

Discontinued operations	359	420	-	-

Minority interest	1	6	1	5

Net income	2,510	2,119	716	420

Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2011	32,673	1,726	13,058	140	(213)	2,119	10	49,513

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	106	2,013	-	-	(2,119)	-	-
Cash dividends	-	-	(6,020)	-	-	-	-	(6,020)
Other	-	-	(202)	-	-	-	-	(202)
Total	-	106	(4,209)	-	-	(2,119)	-	(6,222)

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	2,510	-	2,510
Result from valuation of available-for-sale securities	-	-	-	407	-	-	-	407
Result from cash flow hedging transactions	-	-	-	-	(30)	-	-	(30)
Others	-	-	-	-	-	-	1	1
Total	-	-	-	407	(30)	2,510	1	2,888
Balances at 31 December 2011	32,673	1,832	8,849	547	(243)	2,510	11	46,179

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2011	25,605	12,437	-	(48)	(213)	420	3	38,204

Movements inherent to the shareholders' decision
Shares issue	2,013	-	-	-	-	-	-	2,013
Transfer of result of prior years	-	-	420	-	-	(420)	-	-
Constitution of reserves	-	420	(420)	-	-	-	-	-
Cash dividends	-	(1,800)	-	-	-	-	-	(1,800)
Other	-	-	-	-	-	-	-	-
Total	2,013	(1,380)	-	-	-	(420)	-	213

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	716	-	716
Result from valuation of available-for-sale securities	-	-	-	595	-	-	-	595
Result from cash flow hedging transactions	-	-	-	-	(30)	-	-	(30)
Others	-	-	(202)	-	-	-	-	(202)
Total	-	-	(202)	595	(30)	716	-	1,079
Balances at 31 December 2011	27,618	11,057	(202)	547	(243)	716	3	39,496

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	31 Dec 2011

Net income	2,510
Adjustments for items not involving cash flow:	6,621
Amortisations intangible assets	1,760
Depreciation and amortisation	1,411
Provisions	2,201
Income tax and deferred taxes	1,064
Technical reserves	507
Discontinued operations	(359)
Undistributed income from subsidiaries	37

Changes in items related to operating activities:
Margin accounts	15
Investment securities	(24,180)
Repurchase agreements	(3,893)
Stock borrowing	4
Derivative (assets)	(14,744)
Loan portfolio	(14,903)
Foreclosed assets	(44)
Operating assets	(2,344)
Deposits	44,182
Bank deposits and other liabilities	10,606
Settlement accounts	-
Creditors repo transactions	(20,585)
Collateral sold or delivered as guarantee	5,920
Derivative (liabilities)	12,751
Subordinated debentures outstanding	480
Accounts receivables from reinsurers and coinsurers	241
Accounts receivables from premiums	2
Reinsurers and bonding	(148)
Other operating liabilities	7,953
Income tax paid	(2,096)
Funds provided by operating activities	(783)

Investing activities:
Acquisition of property, furniture and equipment	(417)
Intangible asset acquisitions	563
Others	(54)
Funds used in investing activities	92

Financing activities:
Cash dividends	(6,020)
Funds used in financing activities	(6,020)

Financing activities:
Increase / Decrease in cash and equivalents	2,420
Cash and equivalents at beginning of period	48,804
Cash and equivalents at end of period	51,224

BANK

Figures in MXN millions	31 Dec 2011

Net income	716
Adjustments for items not involving cash flow:	5,342
Depreciation and amortisation	1,407
Amortisations intangible assets	1,760
Provisions	2,032
Income tax and deferred taxes	103
Undistributed income from subsidiaries	40

Changes in items related to operating activities:
Margin accounts	15
Investment securities	(23,651)
Repurchase agreements	(3,893)
Derivative (assets)	(14,744)
Loan portfolio	(14,903)
Foreclosed assets	(41)
Operating assets	(2,500)
Deposits	44,508
Bank deposits and other liabilities	10,606
Creditors repo transactions	(19,496)
Stock borrowing	4
Collateral sold or delivered as guarantee	4,830
Derivative (liabilities)	12,751
Subordinated debentures outstanding	480
Other operating liabilities	8,058
Income tax paid	(1,433)
Funds provided by operating activities	591

Investing activities:
Acquisition of property, furniture and equipment	(417)
Intangible asset acquisitions	(1,954)
Others	(55)
Funds used in investing activities	(2,426)

Financing activities:
Cash dividends	(1,800)
Contributions for future capital increases	-
Funds used in financing activities	(1,800)

Financing activities:
Increase / Decrease in cash and equivalents	2,423
Cash and equivalents at beginning of period	48,801
Cash and equivalents at end of period	51,224

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the year ended 31 December 2011 and an explanation of the key reconciling items.

31 Dec
Figures in MXN millions	2011

Grupo Financiero HSBC - Net Income Under Mexican GAAP	2,510

Differences arising from:

Valuation of defined benefit pensions and post retirement healthcare benefitsW	333
Deferral of fees received and paid on the origination of loans	40
Loan impairment chargesW	1,053
Purchase accounting adjustmentsW	(149)
Recognition of the present value in-force of long-term insurance contractsW	130
Sale of 100% of the outstanding shares of a Social Security Company (Afore)	976
OtherW	1,064
Net income under IFRS	5,957
US dollar equivalent (millions)	486
Add back tax expense	2,021
Profit before tax under IFRS	7,978
US dollar equivalent (millions)	652
Exchange rate used for conversion	12.24

W Net of tax at 30%.

Summary of key differences between Grupo Financiero HSBC's results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Fees paid and received on the origination of loans
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for using the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

·
When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

·	In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Purchase accounting adjustments
Purchase accounting adjustments arose from the valuation of assets and liabilities on acquiring Grupo Financiero Bital in November 2002 under IFRS. Under Mexican GAAP, a different valuation methodology is applied.

Recognition of present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                  Date: 29 February 2012